Exhibit 99.2
EXECUTION COPY

Dated as of August 6, 2008
Government Agency Unit
JPMorgan Chase Bank, N.A.
3 Chase MetroTech Center, 5th Floor
Brooklyn, NY 11245 U.S.A.
Attn: Gamal Boulos, Josephine Camerota, Laura Tamuccio
cc: Marguerite Gill
JP Morgan Chase Bank, N.A.
1 Chase Manhattan Plaza, 3rd Floor
New York, NY 10081 U.S.A.
Chartered Semiconductor Manufacturing Ltd
60 Woodlands Industrial Park D
Street 2
Singapore 738406
Attn: George Thomas, Chief Financial Officer
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571 U.S.A.
Attn: Asset Management Division
RE:	Ex-Im Bank Transaction No. AP080562XX-Singapore (the “Transaction”)
Facility Agreement dated as of December 23, 2004, by and among CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Borrower”), JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (the “Lender”), EXPORT-IMPORT BANK OF THE UNITED STATES (“Ex-Im Bank”), and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (the “Facility Agent”) in the principal amount of U.S.$653,130,629 (the “Facility Agreement”)
Ladies and Gentlemen:
     We hereby confirm our agreement, subject to the terms and conditions set forth in this amendment (the “Amendment”), to amend the Facility Agreement as hereinafter provided. The provisions of this Amendment have been agreed to by the parties in consideration of the premises and mutual covenants herein contained. Unless otherwise provided herein, all capitalized terms not defined herein shall have the meanings set forth in the Facility Agreement.
I.	Amendments Applicable to Facility Agreement
A.	The definition of “Permitted Indebtedness” in Section 1.01 (Definitions) is hereby amended to read as follows:
“Permitted Indebtedness” shall mean Indebtedness described in the definition of “Permitted Indebtedness” in the Ex-Im Bank Facility Agreement by and among the Borrower, the Lender, Ex-Im Bank and the Facility Agent dated as of May 16, 2007.
B.	Paragraph (o) (Financial Statements) of Section 10.01 (Affirmative Covenants of the Borrower) is hereby amended by adding the following subparagraph (vii):
(vii) At the time of delivery of the financial statements pursuant to this Section 10.01(o) as at the end of each second fiscal quarter of the Borrower and end of each Fiscal Year, a certificate of an Authorized Officer of the Borrower setting forth the aggregate amount of trade payables that have been outstanding as at such date for (A) fewer than 180 days and (B) 181 days or more.
II.	Conditions Precedent to the Effectiveness of this Amendment
In order for this Amendment to become effective, Ex-Im Bank must receive from the Borrower one original of this Amendment, fully executed and delivered by the Borrower, the Lender, Ex-Im Bank, and the Facility Agent.

III.	Miscellaneous — For purposes of this Amendment:
THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, U.S.A.
The Facility Agreement, as modified by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. The Facility Agreement, as amended by this Amendment, contains the entire agreement among the parties hereto regarding the Guaranteed Credits. To the extent permitted by applicable law, the illegality or unenforceability of any provision of this Amendment shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Amendment or of the Facility Agreement.
This Amendment may be signed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.
*                    *                    *
     Please confirm your agreement with the above by executing the enclosed copies of this Amendment and returning an executed copy with all required conditions precedent documentation to:
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571 U.S.A.
Attn: Kathryn Hoff-Patrinos, Office of the General Counsel
This Amendment constitutes an agreement among the undersigned parties that, upon issuance by Ex-Im Bank’s Asset Management Division of its notification to the Borrower that the required conditions precedent documentation has been received by Ex-Im Bank, in form and substance satisfactory to it, shall amend the Facility Agreement, effective as of the date hereof.

EXPORT-IMPORT BANK OF THE UNITED STATES

By:	/s/ Ronald A. Zanoni
Name: Ronald A. Zanoni
Title: Managing Director, Asset Monitoring & Restructuring, Asset Management Division

AGREED AND ACCEPTED CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:	/s/ George Thomas
Name: George Thomas
Title: Senior Vice President & Chief Financial Officer

Ex-Im Transaction No. AP082872XX - Singapore

AGREED AND ACCEPTED JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Lender

By:	/s/ Marguerite M. Gill

Name: Marguerite M. Gill
Title: Vice President

AGREED AND ACCEPTED JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent

By:	/s/ Gamal Boulos

Name: Gamal Boulos
Title: Assistant Vice President

Ex-Im Transaction No. AP082872XX - Singapore